EXHIBIT 99.1

FOR immediate RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph:+ 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt Ph: +44-751-559-7858

Elan Announces the Appointment of Hans Peter Hasler as Chief Operating Officer

Dublin, Ireland – September 20, 2012 - Elan Corporation, plc (NYSE:ELN) today announced the appointment of Hans Peter Hasler as Chief Operating Officer (“COO”) of the Company with effect from October 1, 2012.  Mr. Hasler is currently a non-executive director of the Company and on his appointment as COO, he will retire from the board of directors of the Company.  Mr. Hasler was appointed a director of Elan in September 2011.  He is currently the chairman of HBM Bioventures AG and principal of HPH Management GmbH.  Mr. Hasler served with Biogen Idec in a number of key executive leadership roles from 2001 to 2009, most recently as its COO responsible for all commercial operations, business development, medical affairs and Biogen International.

Elan’s Chairman, Robert Ingram, and CEO, Kelly Martin, commented “Hans Peter has made a significant contribution to our company as a non-executive board member over the last twelve months and will be a valuable addition to our executive team.  With over 20 years of experience in the industry we are confident that as COO, Hans Peter will be instrumental in helping position Elan for long-term growth in the future.  Elan will benefit from his wealth of experience and strong leadership skills and we look forward to working with him as our COO. Hans Peter will work closely with us and the board of directors on all strategic and operational aspects of the company”.

About Elan
Elan is a neuroscience focused biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

SOURCE: Elan Corporation, plc